UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date December, 18,2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

December 18, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES AGREEMENT FOR THE SALE OF BANISTMO S.A.

Grupo Cibest S.A. (“Grupo Cibest”) informs that today it entered into a promise to purchase shares agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. (“Banistmo”).

Banistmo began operations in 1973 and is one of Grupo Cibest’s financial entities located in the Republic of Panama, after being acquired in October 2013.Banistmo has positioned itself as one of Panama’s leading banks, offering a wide range of financial services under the supervision of the Superintendency of Banks of Panama.

Inversiones Cuscatlán Centroamerica S.A., a company incorporated in 2001 in Panama, with presence in Central America, acting as the holding entity of various banking and insurance businesses in the region. These businesses include Banco Cuscatlán in El Salvador, Banco Inmobiliario in Guatemala, Banco Cuscatlán in Honduras, Seguros e Inversiones S.A. (SISA) in El Salvador, and Banco La Hipotecaria in Panama, El Salvador, and Colombia. There is no material relationship between these entities and Grupo Cibest and its affiliates.

The agreed sale price is USD $1.418 billion, representing a Price/Earnings ratio for the last twelve months as of September 30, 2025 of 17.1x and a Price/Book Value ratio of 1.2x. The purchase price will be subject to customary closing adjustments.

The purchase price will be paid in full on the closing date of the transaction, once the required regulatory approvals in Panama are obtained other customary conditions under the SPA are satisfied.

As Grupo Cibest has now completed the previously disclosed spin-off of Valores Banistmo (which is no operating as a separate affiliate of Grupo Cibest and part of the “Cibest Capital” brand), from Banistmo , it is not part of the transaction and will continue to be a key component of Grupo Cibest’s capital markets

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products and services offered in the region, along with our entities in El Salvador, Guatemala, Bancolombia (Panama) S.A., Bancolombia S.A. Panama Branch, and Valores Banistmo S.A.

J.P. Morgan Securities LLC is acting as financial advisor, and Sullivan & Cromwell LLP and Alemán, Cordero, Galindo & Lee as legal advisors to Grupo Cibest in this transaction.

Forward-Looking Statements

This release contains statements which may constitute “forward-looking statements”, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, our plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that actual results or events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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